UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

8 Amoy Street, #01-01

Singapore 049950

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On February 11, 2025, the U.S. District Court for the Southern District of New York issued a preliminary injunction in the Genius Group Limited v. LZGI et al. case which enjoins LZGI and related parties from selling, transferring or otherwise encumbering any shares of Genius stock and/or participating in any shareholder meetings of Genius or voting any shares of Genius stock pending the resolution of arbitration between the parties.

Pursuant to a February 14, 2025 order from the United States District Court for the Southern District (“TRO Order”), Genius is temporarily enjoined and restrained from issuing any additional shares of its stock (NYSE: GNS), and from purchasing shares of Bitcoin with funds from investors, funds raised from rights agreements, and funds raised from the purchase of additional shares. The Company is filing its Opposition to the injunctive relief on February 21, 2025, with response papers due on February 24, 2025, and with the hearing date scheduled for 12:00 P.M. on February 28, 2025 in the United States District Court for the Southern District.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: February 21, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer (Principal Executive Officer)